[redacted]

09059158

UNITE
SECURITIES AND EX
Washingt

SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
101

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 65334

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BWK TRINITY CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 WILSHIRE BLVD., SUITE 2450

(No. and Street)

LOS ANGELES, CA 90025

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN BURKE (310) 268-8330

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUMBINER SAVETT INC.

(Name – *if individual, state last, first, middle name*)

1723 CLOVERFIELD BLVD.	SANTA MONICA	CA	90404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BWK TRINITY CAPITAL SECURITIES, LLC, as of February 27, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin Burke
Signature

Managing Director
Title

Notary Public

TALIN KALFAYAN
Commission # 1720671
Notary Public - California
Los Angeles County
My Comm. Expires Feb 1, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in XXXXXXXXXXXXXXX CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Independent Auditors' Report

To the Member
BWK Trinity Capital Securities, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of BWK Trinity Capital Securities, LLC as of December 31, 2008, and the related statement of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BWK Trinity Capital Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gumbiner Savett Inc.

February 12, 2009

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

ASSETS		
Cash	$	89,252
Investment banking receivables, net of allowance for doubtful accounts of $100,000		466,667
Prepaid assets		585
TOTAL ASSETS	$	556,504

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	20,500
MEMBER'S EQUITY		536,004
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	556,504

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF INCOME
For the year ended December 31, 2008

REVENUES		
Investment banking fees	$	3,813,349
Interest		667
TOTAL REVENUES		3,814,016
OPERATING EXPENSES		
Consulting fees		100,000
Professional fees		20,240
Other operating expenses		125,309
TOTAL EXPENSES		245,549
NET INCOME	$	3,568,467

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2008

BALANCE, January 1, 2008	$	8,370
Net income		3,568,467
Distributions		(3,040,833)
BALANCE, December 31, 2008	$	536,004

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,568,467
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Investment banking receivables	(466,667)
Prepaid assets	(585)
Accounts payable and accrued expenses	8,190
Net cash provided by operating activities	3,109,405
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(3,040,833)
NET INCREASE IN CASH	68,572
CASH - BEGINNING OF YEAR	20,680
CASH - END OF YEAR	$ 89,252

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2008

BWK Trinity Capital Securities, LLC (the "Company") is a registered broker-dealer engaged primarily in performing investment advisory and investment banking services to companies located in the United States of America. It is a single member limited liability company, wholly owned by Trinity Capital, LLC.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Financial advisory fees are recognized during the period in which services are rendered. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Revenue earned representing equity interests in privately owned entities are recorded upon receipt of cash from the sale of the equity interests, since no ready market exists. Revenues from customer agreements not currently earned are reported as deferred income. Investment banking and financial advisory fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue receivables.

Allowance for doubtful accounts:

Management reviews the allowance for doubtful accounts on a quarterly basis based on information collected from customers, the length of time receivables are past due, and historical experience. The Company provides specific reserves when losses are probable. The Company charges investment banking receivable losses against the allowance when management believes the account is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

Investment in equity securities:

Investment in equity securities consists of marketable equity securities with a trading restriction, carried at market value. Changes in the valuation of these securities are recorded as unrealized gains or losses. The first-in, first-out method is used by the Company to determine the cost of any securities sold. At December 31, 2008, all investments in equity securities were deemed by management to have no value.

(Continued)

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2008

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are the responsibility of its member.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions relating to the computation for determination of reserve requirements and information relating to the possession or control requirements under rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission throughout the year ended December 31, 2008.

NOTE 2: CONCENTRATIONS

Cash:

At times, the Company maintains cash balances at banks where amounts on deposit are in excess of $250,000. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $250,000.

Accounts receivable:

As of December 31, 2008, approximately 89% of accounts receivable was due from one customer.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company's member performs business advisory services and has the ability to influence the costs allocated to the entity. During the year ended December 31, 2008, the Company was provided services by its member and some costs were incurred by the Company's member on its behalf. In accordance with the expense sharing agreement between the Company and its member, the Company is not charged for services provided by the member, and is released from any liability relating to costs incurred by the member on behalf of the Company.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000. At December 31, 2008, the Company had net capital of $68,752, which was $63,752 in excess of the required net capital of $5,000.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2008

NOTE 5: SUBSEQUENT EVENT

During the period from January 1, 2009 through February 12, 2009, the Company distributed $125,000 to its member.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
COMPUTATION OF NET CAPITAL
As of December 31, 2008

NET CAPITAL		
Total members' equity	$	536,004
Deduct non-allowable assets:		
Investment banking receivables		(466,667)
Prepaid assets		(585)
		(467,252)
Net capital		68,752
CAPITAL REQUIREMENT		
Required minimum net capital:		
At the greater of \$5,000 or 6 2/3% of aggregate indebtedness (\$20,500 x 6 2/3%)		5,000
Excess net Capital	$	63,752
RATIO: Aggregate Indebtedness to Net Capital		29.82%

See accompanying independent auditors' report.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
RECONCILIATION OF COMPUTATION OF NET CAPITAL (RULE 15c3-1)(a)(2)
PURSUANT TO RULE 17a-5(d) (4)
As of December 31, 2008

		Net Capital		Aggregate Indebtedness
Company's computation *	$	97,729	$	16,500
Revision to non-allowable assets		(25,000)		-
Revision to accruals		(4,000)		4,000
Revision to haircuts		23		-
Computation per page 8	$	68,752	$	20,500

* Agrees to the Company's unaudited December 31, 2008 FOCUS Part IIA filing.

See accompanying independent auditors' report.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
For the year ended December 31, 2008

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

See accompanying independent auditors' report.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIRMENTS UNDER RULE 15c3-3
For the year ended December 31, 2008

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the 15c3-3(k)(2)(i) exemptive provision.

See accompanying independent auditors' report.

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
BWK Trinity Capital Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of BWK Trinity Capital Securities LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule17a-3(a)(11)and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Gumbiner Savett Inc.

Gumbiner Savett Inc.
February 12, 2009

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS

1723 Cloverfield Boulevard, Santa Monica, California 90404

310.828.9798 • 800.989.9798 • Fax: 310.829.7853 • 310.453.7610

www.gscpa.com

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)

FINANCIAL REPORT

For the year ended December 31, 2008

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
FINANCIAL REPORT
For the year ended December 31, 2008

TABLE OF CONTENTS